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                                                                    EXHIBIT 5.1



                         [TEXAS INDUSTRIES LETTERHEAD]



Robert D. Rogers
President



                                 May 22, 1997

Board of Directors of Chaparral Steel Company

Gentlemen:

         Texas Industries, Inc. ("TXI") hereby offers to acquire the outstanding shares of Common Stock of Chaparral Steel Company ("Chaparral") not currently owned by TXI (the "Public Stock"). The transaction would be in the form of a merger in which the holders of the Public Stock would receive $14.25 cash for each share of Public Stock outstanding. Upon consummation of the merger, Chaparral would become a wholly-owned subsidiary of TXI.

         It is anticipated that, upon completion of the cash merger, TXI will seek to cause the shares of Common Stock of Chaparral to be delisted from trading on the New York Stock Exchange and to cause the deregistration of the shares with the Securities and Exchange Commission.

         We understand that you may wish to deliberate on this offer through a Special Committee of disinterested directors and that such Committee may wish to retain its own advisors to assist in those deliberations. Following such deliberations, TXI invites your representatives to meet with its advisors to discuss this offer. TXI reserves the right, in its discretion, to amend or withdraw this offer.

                                  Sincerely,



                                  TEXAS INDUSTRIES, INC.

                                  By       /s/ ROBERT D. ROGERS
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